

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Nicholas Kovacevich
Chairman and Chief Executive Officer
KushCo Holdings, Inc.
6261 Katella Avenue, Suite 250
Cypress, CA 90630

Re: KushCo Holdings, Inc.
Registration Statement on Form S-3
Filed September 18, 2019
File No. 333-233829

Dear Mr. Kovacevich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction